March 30, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kornit Digital Ltd.
Registration Statement on Form F-1
Registration No. 333-202291

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 1,250 copies of the Preliminary Prospectus dated March 18, 2015, were distributed during the period March 18, 2015 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Kornit Digital Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Time on Wednesday, April 1, 2015 or as soon thereafter as is practicable.

[Remainder of Page Intentionally Blank]

Yours truly,
BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the Several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Eric Burns
Name: Eric Burns
Title: Vice President